UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2020

Commission File Number: 001-38245

Hexindai Inc.

(Exact name of registrant as specified in its charter)

13th Floor, Block C, Shimao

No. 92 Jianguo Road

Chaoyang District, Beijing 100020

People’s Republic of China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INCORPORATION BY REFERENCE

This current report on Form 6-K shall be deemed to be incorporated by reference into the Registration Statement of Hexindai Inc. on Form F-3 filed with the U.S. Securities and Exchange Commission on November 12, 2020 (File No. 333-250020) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release - Hexindai Announces the Disposition of P2P Business to Focus on Developing Social E-Commerce Platform Xiaobai Maimai

99.2	Assignment and Assumption Agreement

99.3	Press Release - Hexindai Announces the Results of Annual General Meeting and Name Change

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hexindai Inc.

By:	/s/ Zhang Rui (Kerrie)
Name:	Zhang Rui (Kerrie)
Title:	Chief Financial Officer

Date: December 17, 2020

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